UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
GREAT LAKES DREDGE & DOCK CORPORATION

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
390607 10 9

(CUSIP Number)

Jason Weiss	with a copy to:	David Alan Miller, Esq.
c/o Terrapin Partners, LLC		Graubard Miller
540 Madison Avenue, 17th Floor		405 Lexington Avenue
New York, NY 10022		New York, NY 10174-1901

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 26, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1	NAMES OF REPORTING PERSONS: Jason Weiss

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		874,750

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,624,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		874,750

WITH	10	SHARED DISPOSITIVE POWER:

		1,624,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,498,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Schedule 13D is filed by Jason Weiss (“Mr. Weiss”) with respect to ownership of common stock of Great Lakes Dredge & Dock Corporation, a Delaware corporation (the “Issuer”).
     The percentages of beneficial ownership reflected in this Schedule 13D are based upon 40,327,289 shares outstanding as of March 31, 2007 as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Item 1.	Security and Issuer
     The class of equity securities to which this Statement on Schedule 13D relates is common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 2122 York Road, Oak Brook, Illinois 60523.

Item 2.	Identity and Background.
     This Statement is being filed by Mr. Weiss. The business address of Mr. Weiss is c/o Terrapin Partners, LLC, 540 Madison Avenue, 17th Floor, New York, New York 10022. Mr. Weiss is the co-founder and a managing member of Terrapin Partners LLC (including its affiliates), a co-founder and a managing member of Terrapin Asset Management, LLC (including its affiliates), and a co-founder and a managing member of TWF Management Company, LLC (including its affiliates). Each is a private investment firm. Mr. Weiss is also a director of the Issuer and chief executive officer of Aldabra 2 Acquisition Corp.
     During the past five years, Mr. Weiss has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     During the past five years, Mr. Weiss has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Mr. Weiss is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.
     In connection with the Issuer’s formation in November 2004:
     (i) Mr. Weiss purchased 851,850 shares of Common Stock at a purchase price of approximately $0.0125 per share. Mr. Weiss used his personal funds to purchase such shares at that time.
     (ii) Terrapin Partners Employee Partnership purchased an aggregate of 52,000 shares of Common Stock at a purchase price of approximately $0.0125 per share. Terrapin Partners Employee Partnership used working capital to purchase such shares at that time. Terrapin Partners LLC is the general partner of Terrapin Partners Employee Partnership and Mr. Weiss is co-manager of Terrapin Partners LLC.
     Subsequent to the Issuer’s public offering in February 2005:

     (i) Mr. Weiss purchased 22,900 shares of Common Stock in the open market for an average price of $5.52 per share. Mr. Weiss used his personal funds to purchase such shares at that time.
     (ii) Terrapin Partners LLC purchased 1,572,000 Warrants in the open market at an average price of $0.65 per warrant. Terrapin Partners LLC used working capital to purchase such warrants at that time.
     On July 17, 2007, Terrapin Partners LLC exercised its 1,572,000 Warrants at $5.00 per share. Terrapin Partners LLC used its working capital to acquire the shares upon exercise of the Warrants at that time.

Item 4.	Purpose of Transaction
     Mr. Weiss acquired the Shares for investment purposes.
     (i) Mr. Weiss may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.
     (ii) At the date of this Statement, Mr. Weiss, except as set forth in this Statement, and consistent with Mr. Weiss’s positions with the Issuer, has no plans or proposals which would result in:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer’s business or corporate structure;
     (g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.
     Mr. Weiss beneficially owns 2,498,750 shares of the Issuer’s Common Stock, representing 5.9% of the total outstanding shares. Mr. Weiss has sole dispositive and voting power over 874,750 shares of Common Stock. Mr. Weiss has shared dispositive and voting power over 1,624,000 shares of Common Stock, including 52,000 shares of Common Stock held by Terrapin Partners Employee Partnership and 1,572,000 shares of Common Stock held by Terrapin Partners LLC. The foregoing does not include 92,150 shares of Common Stock held by the JGW Trust dated August 18, 2000, a trust established by Mr. Weiss for the benefit of Mr. Weiss’ family but of which Mr. Weiss is not trustee.
     During the past 60 days, Terrapin Partners LLC effected the exercise of Warrants in July 2007 as described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     None.

Item 7.	Material to be Filed as Exhibits.
     None.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 17, 2007

/s/ Jason Weiss
Jason Weiss